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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  TF Purifiner, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  872405998

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       Garo H. Armen
                 c/o Armen Partners, L.P.
                630 Fifth Avenue, Suite 918
                 New York, New York  10111

  (Date of Event which Requires Filing of this Statement)

                     December 28, 1998

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this
statement   .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the



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Act but shall be subject to all other provisions of the Act
(however, see the Notes).



















































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CUSIP No.     872405998

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Garo H. Armen

2.   Check the appropriate box if a member of a group

     a.
     b.

3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC, AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.

7.   Sole Voting Power

         12,500 (represents warrants to purchase 12,500 shares of Common Stock)

8.   Shared Voting Power

         437,500 (represents warrents to purchase 437,500 shares of Common Stock)

9.   Sole Dispositive Power

         12,500 (represents warrants to purchase 12,500 shares of Common Stock)

10.  Shared Dispositive Power

         437,500 (represents warrants to purchase 437,500 shares of Common Stock)





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11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

         450,000 (represents warrants to purchase 450,000 shares of Common Stock)


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         8.0%

14.  Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
    TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
              AND THE SIGNATURE ATTESTATION.






























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CUSIP No.     872405998

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Armen Partners, L.P.


2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC


5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         Organized under the laws of Delaware


7.   Sole Voting Power

         162,500 (represents warrants to purchase 162,500 shares of Common Stock)


8.   Shared Voting Power


9.   Sole Dispositive Power

         162,500 (represents warrants to purchase 162,500 shares of Common Stock)


10.  Shared Dispositive Power






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11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

         162,500 (represents warrants to purchase 162,500 shares of Common Stock)


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         2.9%


14.  Type of Reporting Person*

         PN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
    TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
              AND THE SIGNATURE ATTESTATION.





























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         The purpose of this Amendment No. 1 to the
         previously filed Schedule 13D is to report that Armen Partners, L.P. (the "Partnership") is no longer a greater than five percent owner and that the beneficial ownership of Dr. Garo H. Armen has decreased from 15.2% to 8.0% in the common stock
         (the "Common Stock") of TF Purifiner, Inc.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Dr. Armen is deemed to

         beneficially own 450,000 shares of Common Stock

         which represent warrants to purchase 450,000 shares

         of Common Stock.  The Common Stock is held by

         (i) the Partnership, and (ii) GHA Management

         Corporation (the "Corporation"), a corporation

         wholly-owned by Dr. Armen.  The funds for the

         purchase of the warrants held by Armen Capital

         Management Corp. came from working capital.

Item 4.  PURPOSE OF TRANSACTION

         No change.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Dr. Armen is deemed to be

         the beneficial owner of 450,000 shares of Common

         Stock which represent warrants to purchase 450,000

         shares of Common Stock of TF Purifiner, of which




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         the Partnership holds 162,500 shares of Common

         Stock which also represent warrants to purchase

         162,500 shares of Common Stock.  Based on

         information provided by the management of TF

         Purifiner (and assuming the warrants owned by the

         reporting persons are exercised), there are

         believed to be 5,656,379 shares of Common Stock of

         TF Purifiner outstanding.  Therefore, Dr. Armen

         beneficially owns approximately 8.0% of the

         outstanding shares of Common Stock, of which the

         Partnership beneficially owns 2.9%.  Dr. Armen and

         the Partnership have the power to vote and dispose

         of or direct the disposition and direct the vote of

         all of the shares of Common Stock of which they are

         currently deemed to beneficially own.

         As of December 28, 1999, the Partnership has ceased

         to be a beneficial owner of more than five percent

         of the Common Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by rule 13D-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.





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         2.   Attached hereto as Exhibit B is a description
              of the transactions in the Shares that were effected by the Reporting Person since the most recent filing on Schedule 13D.

         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

February 24, 1999


                                  /s/ Garo H. Armen
                                  Garo H. Armen

                                  ARMEN PARTNERS, L.P.

                                  By: /s/Garo H. Armen
                                      Garo H. Armen
                                      General Partner






























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                         EXHIBIT A

                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

February 24, 1999 relating to the Common Stock of TF

Purifiner, Inc. shall be filed on behalf of the undersigned.


                                  /s/ Garo H. Armen
                                  Garo H. Armen

                                  ARMEN PARTNERS, L.P.

                                  By: /s/Garo H. Armen
                                      Garo H. Armen
                                      General Partner


































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00875001.AL2





                         EXHIBIT A


                 SCHEDULE OF TRANSACTIONS


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)


12/17/98            (20,000)             $0.2500
12/28/98            (380,000)             0.0345









































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00875001.AL2